Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09046759

SEC Mail Processing
Section

AUG 10 2009

Washington, DC
112

4 August 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

PP Vanessa Hatfield

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Manaia -1 Appraisal Well Begins Drilling

Cue is pleased to announce that the Manaia-1 appraisal well began drilling on August 1, 2009. As at 2400 hours on August 3, 2009, the well had drilled to 267.6m and had cemented 24" casing.

The well is being drilled following successful completion of the Maari development drilling program in which 5 production and 3 water injection wells in the Moki reservoir have been successfully drilled ahead of schedule.

The Manaia field is located approximately 10 km SW of the Maari field in Exploration Permit PEP 38413 in the offshore Taranaki Basin, New Zealand. The field was discovered in 1970 by the Maui-4 well. The well intersected an oil accumulation in the Mangahewa Formation reservoir which tested at 575 BOPD. Two additional oil accumulations were also encountered in the Moki Formation (main reservoir at Maari field) but were not tested at the time (Figure 1).

The Manaia-1 appraisal well is being drilled as an extended reach well from the Maari WHP using the *Ensco 107* jack-up rig. It is scheduled to take about 45 days to drill. It is expected to confirm the presence of the oil column established by the Maui-4 exploration well. If hydrocarbons are established the well will be completed and tied into the Maari facilities for subsequent testing and production. The field is assessed to have mean oil in place of 57.8 MMstb within the Mangahewa reservoir.

The participants in the Manaia-1 appraisal well are:

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (Operator)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%

(a wholly owned subsidiary of Horizon Oil Limited (HZN))


MANAIA
Maari WHP
Manaia Oil Field
Maari Oil Field
Moki
Mangahewa
MAARI / MANAIA SCHEMATIC X-SECTION
Top Mangahewa Sandstone
Depth Map
MAARI
MANAIA
Scale 2km

Figure 1. Manaia Field and Planned Appraisal well

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

4th August 2009